Exhibit 99.2


GOVERNMENT REGULATION

The operations and the marketing of the services of Curative Health Services, Inc. (the "Company" or "we") are subject to extensive regulation by numerous governmental authorities in the United States, both federal and state. From time to time, and like others in the healthcare industry, we receive requests for information from government agencies in connection with their regulatory or investigational authority. We believe that we are currently in substantial compliance with applicable laws, regulations and rules. However, we cannot assure you that a governmental agency or a third party will not contend that certain aspects of our business are subject to or are not in compliance with such laws, regulations or rules or that the state or federal regulatory agencies or courts would interpret such laws, regulations and rules in our favor. The sanctions for failure to comply with such laws, regulations or rules could include denial of the right to conduct business, significant fines and criminal and civil penalties. Additionally, an increase in the complexity or substantive requirements of such laws, regulations or rules could have a material adverse effect on our business.

Federal and state investigations and enforcement actions continue to focus on the healthcare industry, scrutinizing a wide range of items such as joint venture arrangements, referral and billing practices, product discount arrangements, home healthcare services, dissemination of confidential patient information, clinical drug research trials and gifts and other remunerations for patients or referral sources. We believe our current and planned activities are substantially in compliance with applicable legal requirements. We cannot assure you, however, that a governmental agency or a third party will not contend that certain aspects of our business are subject to, or are not in compliance with, such laws, regulations or rules, or that state or federal regulatory agencies or courts would interpret such laws, regulations and rules in our favor, or that future interpretations of such laws will not require structural or organizational modifications of our existing business or have a negative impact on our business. Applicable laws and regulations are very broad and complex, and, in many cases, the courts interpret them differently, making compliance difficult. Although we try to comply with such laws, regulations and rules, a violation could result in denial of the right to conduct business, significant fines and criminal penalties. Additionally, an increase in the complexity or substantive requirements of such laws, regulations or rules, or reform of the structure of healthcare delivery systems and payment methods, could have a material adverse effect on our business.

Any change in current regulatory requirements or related interpretations by, or positions of, state officials where we operate could adversely affect our operations within those states. In states where we are not currently located, we intend to utilize the same approaches adopted elsewhere for achieving state compliance. However, state regulatory requirements could adversely affect our ability to establish operations in such other states.

Various state and federal laws and agencies regulate providers of healthcare services and suppliers of biopharmaceutical and pharmaceutical products, including the products and services that we distribute and sell. These laws include, but are not limited to, the following:



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Licensure and registration

We are required by various states to be licensed as an in-state pharmacy and, within most other states where we distribute prescription drugs, we are required to be licensed as an out-of-state pharmacy. In addition, federal controlled substance laws mandate that we register our pharmacy and repackaging locations with the federal Drug Enforcement Administration as well as conform with recordkeeping, labeling and security regulations when dispensing controlled substances.

We believe that we are currently in substantial compliance with all state licensing and registration laws applicable to our business. However, if we are found to not be in compliance, we could be subject to fines and penalties which could have an adverse effect on our business.

Fraud and abuse laws

These laws, specifically the Anti-Kickback laws, include the fraud and abuse provisions and referral restrictions of the Medicare and Medicaid statutes, as well as other federally funded programs, which prohibit the solicitation, payment, receipt or offering of any direct or indirect remuneration for the referral of Medicare, Medicaid or other federal health program beneficiaries or for purchasing, arranging for or recommending the purchasing, leasing or ordering of services, items or equipment reimbursable in whole or in part under Medicare, Medicaid, or another federal healthcare program.

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") creates violations for fraudulent activity applicable to both public and private healthcare benefit programs and prohibits inducements to Medicare or Medicaid eligible patients to influence their decision to seek specific items or services reimbursed by the government or to choose a particular provider.

The Office of Inspector General ("OIG") from time to time publishes its interpretations on various fraud and abuse issues and about fraudulent or abusive activities OIG deems suspect and potentially in violation of the federal laws, regulations and rules. If our actions are found to be inconsistent with OIG's interpretations, such actions could have a material adverse effect on our business.

Due to the complexity of such anti-kickback laws, the US Department of Health and Human Services ("HHS") has established certain safe harbor regulations whereby various payment practices are protected from criminal or civil penalties. However, an activity that is outside a safe harbor is not necessarily deemed illegal, but may be subject to scrutiny and challenge.

Violations of these fraud and abuse laws may result in fines and penalties as well as civil or criminal penalties for individuals or entities, including exclusion from participation in the Medicare or Medicaid programs. Several states have adopted similar laws that cover patients in both private and government programs. Because the anti-fraud and abuse laws have been broadly interpreted, they limit the manner in which we can operate our business and market our services to, and contract for services with, other healthcare providers.

The Stark law

Federal and some state laws impose restrictions on the relationships between providers of healthcare services or products and other persons or entities, such as physicians and other clinicians, including with respect to employment or service contracts, financial relationships and referrals for designated health services. Outpatient prescription drugs are one of the designated services. There is considerable uncertainty about some facets of these laws, especially the federal law, since only the first of two phases of final regulations has been issued and since it is unclear as to when the second phase will be published.


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We believe we have structured our operations in an attempt to comply with these provisions. Periodically, there are efforts to expand the scope of these referral restrictions from its application to government healthcare programs to all payors and to additional health services. Certain states are considering adopting similar restrictions or expanding the scope of existing restrictions. We cannot assure you that the federal government, or other states in which we operate, will not enact similar or more restrictive legislation or restrictions or interpret existing laws and regulations in a manner that could harm our business.

Professional fee splitting

The laws of many states prohibit physicians from sharing professional fees with non-physicians and prohibit non-physician entities, such as us, from practicing medicine and from employing physicians to practice medicine. The laws in most states regarding the corporate practice of medicine have been subjected to judicial and regulatory interpretation.

Pharmacy operation laws

Our pharmacies are subject to various state laws relating to pharmacy operation, including requirements regarding licensure and handling, securing, storing, labeling, dispensing, record-keeping and reporting for pharmaceutical products, as well as patient confidentiality requirements and prohibitions on fee-splitting by pharmacies. Additionally, many state boards of pharmacy require pharmacies to provide counseling to customers. We believe we are in substantial compliance with these requirements. However, if we are found to not be in compliance, we could be subject to fines and penalties, which could have an adverse effect on our business.

Professional licenses

State laws prohibit the practice of medicine, pharmacy and nursing without a license. To the extent that we assist patients and providers with prescribed treatment programs, a state could consider our activities to constitute the practice of medicine. In addition, in some states, coordination of nursing services for patients could necessitate licensure as a home health agency or other licensed entity and/or could necessitate the need to use licensed nurses to provide certain patient-directed services. If we are found to have violated those laws, we could face civil and criminal penalties and be required to reduce, restructure or even cease our business in that state.

False Claims Act

Federal and some state laws impose requirements in connection with the submission of claims for payment for healthcare services and products, including prohibiting the knowing submission of false or fraudulent claims and submission of false records or statements. Such requirements would apply to the operations of our pharmacies and to the hospital customers to which we provide wound care management services. Not only are government agencies active in investigating and enforcing actions with respect to applicable health laws, but healthcare providers are also often subject to actions brought by individuals on behalf of the government. As such "whistleblower" lawsuits are generally filed under seal with a court to allow the government adequate time to investigate and determine whether it will intervene in the action, the healthcare providers affected are often unaware of the suit until the government has made its determination and the seal is lifted.



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The Federal False Claims Act (the "False Claims Act") generally provides for the imposition of civil penalties and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual claim could be deemed to be a separate violation of the False Claims Act. Criminal provisions that are similar to the False Claims Act provide that if a corporation is convicted of presenting a claim or making a statement that it knows to be false, fictitious or fraudulent to any federal agency it may be fined. Some states also have enacted statutes similar to the False Claims Act which may include criminal penalties, substantial fines, and treble damages.

HIPAA--administrative simplification

The Administrative Simplification Provisions of HIPAA require HHS to adopt standards to protect the security and privacy of health-related information. In February 2003, HHS issued final rules concerning the security standards, which do not require the use of specific technologies (e.g., no specific hardware or software is required), but instead require health plans, healthcare clearinghouses and healthcare providers to comply with certain minimum security procedures in order to protect data integrity, confidentiality and availability. The compliance deadline will occur in April 2005, and we are in the process of reviewing these new final regulations to ensure that our systems meet these security standards.

With respect to the privacy standards, HHS published final rules in December 2000. However, on August 14, 2002, HHS published final modifications to the privacy standards. The final modifications eliminate the need for patient consent when the protected information is disclosed for treatment, payment, or healthcare operations purposes. In addition, the final modifications clarified the requirements related to written authorizations, the use or disclosure of health information for marketing and minimum necessary disclosures of information. All covered healthcare providers were required to be compliant with the new federal privacy requirements no later than April 14, 2003. HIPAA privacy standards contain detailed requirements regarding the use and disclosure of individually identifiable health information. Improper use or disclosure of identifiable health information covered by HIPAA privacy regulations can result in the following fines and/or imprisonment: (i) civil money penalties for HIPAA privacy violations are $100 per incident, up to $25,000, per person, per year, per standard violated; (ii) a person who knowingly and in violation of HIPAA privacy regulations obtains individually identifiable health information or discloses individually identifiable health information to another person may be fined up to $50,000 and imprisoned up to one year, or both; (iii) if the offense is committed under false pretenses, the fine may be up to $100,000 and imprisonment for up to five years or both; and (iv) if the offense is done with the intent to sell, transfer or use individually identifiable health information for commercial advantage, personal gain or malicious harm, the fine may be up to $250,000 and imprisonment for up to ten years or both. While the company believes that it is substantially in compliance with these regulations, there can be no assurances that the cost of reaching compliance will not have a material impact on the financial condition of the company.

HIPAA also required HHS to adopt national standards establishing electronic transaction standards that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically. Although these standards were to become effective October 2002, Congress has extended the compliance deadline until October 2003 for organizations, such as ours, that submitted a request for an extension.

We must meet the various HIPAA standards by the deadlines noted above. The decentralized nature of our operations could represent significant challenges to us in the implementation of these standards. If we are found to not be in compliance, we could be subject to fines, penalties, delays or denials of claims for reimbursement, and other actions which could have an adverse effect on our business.


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Confidentiality

Under federal and state laws, we must adhere to stringent confidentiality regulations intended to protect the confidentiality of patient records.

DOJ settlement

On December 28, 2001, we entered into a settlement with the DOJ, the US Attorney for the Southern District of New York, the US Attorney for the Middle District of Florida and the US Department of Health and Human Services, Office of the Inspector General, in connection with certain federal investigations and legal proceedings related to whistleblower lawsuits previously pending against us in the US District Court for the Southern District of New York and the US District Court for the District of Columbia. These lawsuits included allegations that we improperly caused our hospital customers to seek reimbursement for advertising and marketing costs incurred by us and allegations that we violated the federal anti-kickback law and the federal False Claims Act. Under the terms of the settlement, the lawsuits were dismissed, the United States and the whistleblowers released us from the claims asserted in the lawsuits and we agreed to pay $16.5 million to the United States and to fulfill certain additional obligations, including abiding by a five-year Corporate Integrity Agreement, avoiding violations of law and providing certain information to the DOJ from time to time. If we fail or if we are accused of failing to comply with the terms of the settlement, we may be subject to additional litigation or other government actions, including our Specialty Healthcare Services business unit being barred from participating in the Medicare program and other federal healthcare programs. In addition, as part of the settlement, we consented to the entry of a judgment against us of $28 million, less any amounts previously paid under the settlement, that would be imposed only if we fail to comply with the terms of the settlement. If we were required to pay this amount, it would have a material adverse effect on our financial position.